*AB 3/11

15048437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH., D.C.
194 SECTION

PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66971

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Renaissance Institutional Management LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York (City) | New York (State) | 10022- 7604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Silber | 212-829-4490 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue (Address) | New York (City) | New York (State) | 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

S SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13/15 2A

OATH OR AFFIRMATION

I, Mark Silber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Renaissance Institutional Management LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Financial Officer

Title

Notary Public

LARISSA MICHALOPOULOS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MI6272447
Qualified in New York County
My Commission Expires November 19, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report
- ☐ (p) Independent Registered Public Accounting Firm Report on Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Renaissance Institutional Management LLC and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2014

Filed Pursuant to Rule 17A-5(e)(3) as a Public Document

Renaissance Institutional Management LLC and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2014

Filed Pursuant to Rule 17A-5(e)(3) as a Public Document

Renaissance Institutional Management LLC and Subsidiary

Contents

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

The Member
Renaissance Institutional Management LLC and Subsidiary
New York, New York

We have audited the accompanying consolidated statement of financial condition of Renaissance Institutional Management LLC and Subsidiary as of December 31, 2014. This financial statement is the responsibility of Renaissance Institutional Management LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. Renaissance Institutional Management LLC and Subsidiary is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Renaissance Institutional Management LLC and Subsidiary's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Renaissance Institutional Management LLC and Subsidiary at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

New York, New York

February 25, 2015

Renaissance Institutional Management LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2014	
Assets	
Cash and cash equivalents	$ 1,568,825
Due from Member	12,001,220
Prepaid expenses	100,531
Fixed assets, net of accumulated depreciation and amortization of $421,880	149,084
Total Assets	**$13,819,660**
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	$ 57,226
Total Liabilities	57,226
Member's Equity	13,762,434
Total Liabilities and Member's Equity	**$13,819,660**

See accompanying notes to consolidated statement of financial condition.

1. Business

Renaissance Institutional Management LLC ("RIM") was formed under the laws of the State of Delaware on March 18, 2005, and commenced operations on November 1, 2005. RIM is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to the exemption in SEC Rule 15c3-3(k)(2)(i).

Renaissance Institutional Management (UK) Limited ("RIM UK"), a wholly owned subsidiary of RIM, was incorporated in England and Wales, and effective from July 31, 2006, through October 27, 2014, was registered with the Financial Conduct Authority ("FCA") as an intermediary Securities and Futures Firm. RIM UK ceased operations on June 30, 2014. Subsequently, on December 18, 2014, RIM UK distributed its net assets to Renaissance Technologies LLC, its ultimate parent company.

RIM engages in the solicitation and referral of investors to Renaissance Technologies LLC ("Renaissance" or the "Member"), an SEC registered investment adviser, and to private investment funds managed by the Member. In exchange for its services, the Member pays RIM placement fees. RIM is a wholly owned subsidiary of the Member.

Through June 30, 2014, RIM UK engaged in the solicitation and referral of investors to Renaissance and to private investment funds managed by Renaissance.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The consolidated financial statements include the accounts and results of operations of RIM and its wholly owned subsidiary, RIM UK (collectively, the "Company"). All intercompany balances and transactions have been eliminated.

Foreign Currency Translation

In the normal course of operations, RIM UK entered into transactions denominated in foreign currencies. Foreign currency transactions were translated into U.S. dollars at the rate that was prevailing when they occurred.

Cash and Cash Equivalents

As of December 31, 2014, the Company maintains cash balances at one global financial institution.

The Company considers all highly liquid investments that have maturities of ninety days or less when purchased as cash equivalents.

Cash and cash equivalents held at financial institutions may exceed the amount insured by the Federal Deposit Insurance Corporation.

Depreciation and Amortization

Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the relevant assets, which range from 3 to 5 years.

Income Taxes

RIM is organized and operates as a limited liability company and, for U.S. tax purposes, is considered a disregarded entity that is not subject to federal or state income taxes as a separate entity. As such, the Company does not file its own tax returns but includes its respective share of income (loss) in the tax return of the Member.

Because the Member is a limited liability company, which is treated as a partnership for purposes of taxation, it complies with the provisions of Subchapter K of the Internal Revenue Code. Therefore, no provision for federal income tax is required.

Income from sources outside the United States may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced. For U.K. tax purposes, current tax is measured at amounts expected to be paid using the tax rates and laws that have been enacted or substantively enacted as of December 31, 2014.

The Company's management analyzes tax positions in accordance with U.S. GAAP for income taxes, which requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. As of December 31, 2014, management concluded that no provision is required.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from these estimates.

Revenue Recognition

Revenue is recognized on an accrual basis when earned.

Recent Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern, which defines when and how companies are required to disclose going concern uncertainties, which must be evaluated each annual period. Specifically, it requires management to determine whether substantial doubt exists regarding the entity's going concern presumption. The new guidance is effective for the Company's fiscal year ending December 31, 2017 on a prospective basis. Early adoption is permitted.

3. Related Party Transactions

RIM receives compensation from Renaissance for providing solicitation and referral services to Renaissance. The amounts paid by Renaissance equal 110% of RIM's operating expenses less depreciation plus 100% of the amounts paid by RIM to RIM UK for services provided by RIM UK to

RIM. Amounts receivable are included in Due from Member on the accompanying consolidated statement of financial condition.

RIM maintains an expense sharing agreement (the "Agreement") with the Member. The Member pays operational costs on RIM's behalf, which are recorded as a reduction of Due from Member on the accompanying consolidated statement of financial condition. In accordance with the Agreement, the Member also pays certain expenses on RIM's behalf for which the Member is not entitled to reimbursement. The net Due from Member at December 31, 2014, was $12,001,220.

The Member sponsors a defined contribution 401(k) plan for its officers and full-time employees as well as those of the Company. The Member matches on a five-to-one basis all contributions up to 2% (10% total including the Member's match) of an employee's or officer's annual compensation, subject to certain thresholds.

Through June 30, 2014, RIM UK operated a defined contribution pension scheme for its director and full-time employees.

4. Fixed Assets, Net

Fixed assets, net at December 31, 2014, consist of the following:

	Estimated Useful Lives	Amount
Equipment	5 years	$ 414,532
Telecommunications	5 years	53,528
Software	3 years	102,904
		570,964
Less: Accumulated depreciation		(421,880)
		$ 149,084

5. Discontinued Operations

On January 29, 2014, management decided to cease the operations of RIM UK effective June 30, 2014. Subsequently on December 18, 2014, RIM UK distributed its remaining net assets to the Member.

6. Regulatory Net Capital Requirements

As a registered broker-dealer, RIM is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of December 31, 2014, the Company had regulatory net capital of $1,511,599 and a regulatory net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was .04 to 1 at December 31, 2014.